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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of FEBRURRY, 2002

AMERICA MOBILE

(Translation of registrant's name into English)

LAGO ALBERTO 366, COL. ANAHUAC, 11320, MEXICO D.F.

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-________________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

____
(Registrant)

Date FEBRUARY 4, 2002

By ____________________
(Signature)*

CARLOS GARCIA MORENO
CHIEF FINANCIAL OFFICER

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 und the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not requir to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of t jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on whi its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its secur

AMÉRICA MÓVIL, S.A. DE C.V.

January 28, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of América Móvil, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of América Móvil, S.A. de C.V. ("América Móvil"), and in accordance with the resolutions adopted to such effect by the Board of Directors of América Móvil at a meeting held on July 10, 2001 and at the general meeting of shareholders on July 31, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, América Móvil on January 28, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 1,000,000 class "L" shares of América Móvil at an aggregate price of $9,185,964.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Carlos García Moreno
Chief Financial Officer

AMÉRICA MÓVIL, S.A. DE C.V.

January 29, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of América Móvil, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of América Móvil, S.A. de C.V. ("América Móvil"), and in accordance with the resolutions adopted to such effect by the Board of Directors of América Móvil at a meeting held on July 10, 2001 and at the general meeting of shareholders on July 31, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, América Móvil on January 29, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 1,000,000 class "L" shares of América Móvil at an aggregate price of $9,092,000.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Carlos García Moreno
Chief Financial Officer

AMÉRICA MÓVIL, S.A. DE C.V.

January 30, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of América Móvil, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of América Móvil, S.A. de C.V. ("América Móvil"), and in accordance with the resolutions adopted to such effect by the Board of Directors of América Móvil at a meeting held on July 10, 2001 and at the general meeting of shareholders on July 31, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, América Móvil on January 30, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 1,000,000 class "L" shares of América Móvil at an aggregate price of $8,850,000.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Carlos García Moreno
Chief Financial Officer

AMÉRICA MÓVIL, S.A. DE C.V.

January 31, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of América Móvil, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of América Móvil, S.A. de C.V. ("América Móvil"), and in accordance with the resolutions adopted to such effect by the Board of Directors of América Móvil at a meeting held on July 10, 2001 and at the general meeting of shareholders on July 31, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, América Móvil on January 31, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 750,000 class "L" shares of América Móvil at an aggregate price of $6,743,500.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Carlos García Moreno
Chief Financial Officer

AMÉRICA MÓVIL, S.A. DE C.V.

February 1, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of América Móvil, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of América Móvil, S.A. de C.V. ("América Móvil"), and in accordance with the resolutions adopted to such effect by the Board of Directors of América Móvil at a meeting held on July 10, 2001 and at the general meeting of shareholders on July 31, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, América Móvil on February 1, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 1,000,000 class "L" shares of América Móvil at an aggregate price of $8,935,000.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Carlos García Moreno
Chief Financial Officer





Carlos García-Moreno
Chief Financial Officer
cgarciam@mail.telcel.com

Investor Relations Office
Víctor M. Martínez
vicmarag@mail.telcel.com

Highlights
Relevant Events
América Móvil Consolidated
Wireless
México Telcel
Guatemala Telgua
USA TracFone
Ecuador Conecel
Brazil ATL Tess Telet Americel
Colombia Comcel
Broadband
Venezuela Genesis
Argentina Techtel
Other Businesses
Mexico Cablevisión
Speedy Móvil
USA CompUSA
ARBROS

AMÉRICA MÓVIL'S FOURTH QUARTER OF 2001 FINANCIAL AND OPERATING REPORT

Mexico City, January 31st, 2002 - América Móvil, S.A. de C.V. ("América Móvil") [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the fourth quarter of 2001.

26.6 million subs at the end of 2001

- América Móvil consolidated its position as the leading wireless company in Latin America as it moved for the first time past the mark of 25 million subscribers, ending the year with 26.6 million subscribers, a net gain of 9.5 million customers in the year. In the fourth quarter alone it registered 2.8 million new additions.

Telcel picks up 2.0M in 4Q to 17M

- Telcel experienced its strongest quarter ever, adding 2.0 million subscribers to close the year with 17 million subscribers, 6.5 million more than at the end of 2000.

Revenues of 41.4 bn MxP

- Consolidated revenues of América Móvil came in at 10.9 billion Pesos in the quarter and 41.4 billion Pesos in the year.

EBITDA of 12.5 bn MxP before one time items

- AMX's EBITDA, before exceptional items, totaled 3.6 billion Pesos in 4Q01 and 12.5 billion Pesos in 2001, resulting in EBITDA margins of 33% and 30% respectively.

Operating Profits of 8.0 bn MxP before one time items

- Before exceptional items, AMX's operating profits (EBIT) reached 2.5 billion Pesos in the quarter and 8.0 billion Pesos in the year, and its net income came in at 1.6 billion Pesos in the quarter and 2.3 billion Pesos in the year.

One-time charges of 3.1 bn MxP

- In the fourth quarter exceptional operational and non-operational impairment charges were taken in respect of investments in certain affiliates that are not core assets of América Móvil. These charges totaled 3.1 billion Pesos.

Sale of 50% of CCPR to SBCI

- América Móvil sold its 50% stake in Cellular Communications of Puerto Rico to SBC International. As part of the deal, an option agreement was entered into that could lead to América Móvil buying SBC International's 12.8% stake in Telecom Americas, an América Móvil affiliate, within three years.

Reorganization of Telecom Americas

- The shareholder agreements providing for the reorganization of Telecom Americas were executed in January: as a result América Móvil will consolidate Colombian wireless operator Comcel beginning in February 2002. From that date Telecom Americas will hold investments only in wireless assets in Brazil.

AMX's credit ratings are confirmed

- Moody's and Standard and Poor's confirmed early in 2002 América Móvil's credit ratings of Baa2 and BB+ respectively, for external debt, and Aaa and AAA for domestic debt.

Highlights
Relevant Events
América Móvil Consolidated
Wireless
México Telcel
Guatemala Telgua
USA TracFone
Ecuador Conecel
Brazil ATL Tess Telet Americel
Colombia Comcel
Broadband
Venezuela Genesis
Argentina Techtel
Other Businesses
Mexico Cablevisión
Speedy Móvil
USA CompUSA
ARBROS

América Móvil Fundamentals

	Jan-Dec 01	4Q01	3Q01
EPS (Mex$ Cents)*			2.7
Before exeptional items	17.3	12.3	
After exeptional items	-6.3	-11.2	
Earnings per ADR (US$ Cents)**			5.8
Before exceptional items	37.1	26.7	
After exceptional items	-13.5	-24.4	
Net Income (millions of Mex$)			359
Before exceptional items	2,281	1,626	
After exceptional items	-828	-1,483	
EBITDA (millions of Mex$)			3,414
Before exceptional items	12,491	3,553	
After exceptional items	11,625	2,687	
EBIT (millions of Mex$)			2,266
Before exceptional items	8,014	2,471	
After exceptional items	7,148	1,605	
Shares Outstanding		13,199,484,874	13,286,359,874
ADRs Outstanding		659,974,244	664,317,994
Exchange Rate Mex$/US$ Period Average:	9.3203	9.2202	9.2967

* Net Income / Total Shares outstanding
** 20 Shares per ADR

América Móvil's Subsidiaries & Affiliates as of December 2001

Subsidiaries

Country	Company	Business	Equity Participation	Consolidation Method
- Mexico	Telcel	wireless	100.0%	Global Consolidation Method
- Guatemala	Telgua	wireless, wireline	93.8%	Global Consolidation Method
- Ecuador	Conecel	wireless	61.3%	Global Consolidation Method
- U.S.A.	Tracfone	wireless	97.8%	Global Consolidation Method

Affiliates

Country	Company	Business	Equity Participation	Consolidation Method
	Affiliates			
- Brazil	ATL	wireless	41.0%	Equity Method
	Telecom Americas		45.5%(1)	
- Brazil	ATL	wireless	59.0%(3)	Equity Method
- Brazil	Telet(2)	wireless	76.1% (3)	Equity Method
- Brazil	Americel(2)	wireless	75.4% (3)	Equity Method
- Brazil	Tess	wireless	100.0%(3)	Equity Method
- Brazil	Canbras	broadband, cable	75.6%(3)	Equity Method
- Colombia	Comcel (4)	wireless	77.1%(3)	Equity Method
- Venezuela	Genesis	broadband	59.1%(3)	Equity Method
- Argentina	Techtel	broadband, wireline	60.0%	Equity Method
	Other Affiliates			
- Puerto Rico	CCPR	wireless	50.0%	Equity Method
- Spain	Iberbanda (6)	broadband	18.6%	Equity Method
- Mexico	Cablevision	cable	49.0%	Equity Method
- U.S.A	Arbros	broadband	24.9%(5)	Equity Method
- U.S.A	CompUSA	other	49.0%	Equity Method
- U.S.A	Telvista	other	44.2%	Equity Method

América Móvil holds directly and through Telecom Américas a 67.8% economic interest in ATL.

(1) Equity Participation represents the percentage owned by América Móvil
(2) Stake of Telet and Americel will reach 81% subject to approval by ANATEL
(3) Equity participation of Telecom Americas, not América Móvil
(4) Comcel holds a 81.06% ownership interest in Occel.
(5) AM holds warrants that upon exercise will increase the ownership interest up to 45%
(6) Formerly known as Firstmark.

NOTE. Transactions described in the section of Recent Events will lead to CCPR disappearing altogether from the table above; the 41%stake in ATL will be eliminated but TA's stake in ATL will increase to 100%; Comcel and Techtel will become subsidiaries of AM with the same ownership interests that TA had; Canbras will be eliminated from the table; and Genesis will appear under Other Affiliates with a 29.5% ownership interest.

Highlights
Relevant Events
América Móvil Consolidated
Wireless
México Telcel
Guatemala Telgua
USA TracFone
Ecuador Conecel
Brazil ATL Tess Telet Americel
Colombia Comcel
Broadband
Venezuela Genesis
Argentina Techtel
Other Businesses
Mexico Cablevisión
Speedy Móvil
USA CompUSA
ARBROS

Relevant Events

Last payment owed to Guatemalan Govt. made in October

On October 31st, América Central Telecomunicaciones, S.A. (ACT), the holding company that owns Telgua and its subsidiaries, paid 451.9 million Dollars to the Guatemalan Government in the last instalment owed on account of the privatization of the firm. The Guatemalan Government and ACT entered into an agreement that, among other things, provides for the termination of all economic and legal claims of the Government on ACT.

New tax on wireless services passed by Mexican Congress

On December 31st, the Mexican Congress approved a package of fiscal measures that, among other things, provides for the creation of a new tax on wireless services. The impact of this measure is to fall on the rental payments and payments associated with outgoing calls made by postpaid subscribers. Calling-party-pays, long distance calls, interconnection traffic and rural telephony were all exempted from this new tax.

Reorganization of Telecom Americas to be completed in February

Bell Canada International (BCI), SBC International (SBCI) and América Móvil have signed agreements pursuant to which Telecom Americas will be restructured in a manner that will leave it solely in posession of investments in wireless companies in Brazil. Upon closing of the agreement, expected to be on February 8th, Telecom Americas will transfer its 77.1% interest in Comcel and 60% interest in Techtel to América Móvil; its 76% interest in Canbras to BCI; and its 59% interest in Genesis to América Móvil and BCI. América Móvil will transfer to Telecom Americas its 41% stake in the Brazilian wireless company ATL and 80 million Dollars in cash. There is no change in the equity participations of BCI, SBCI and América Móvil as a consequence of the reorganization.

Sale of AM's 50% stake in CCPR to SBCI

On January 28th, América Móvil sold to SBCI its 50% stake in Cellular Communications of Puerto Rico (CCPR), which operates in Puerto Rico under the Cingular Wireless brand name. As part of the consideration for the purchase of CCPR, SBCI and América Móvil entered a 3 year option that could lead to América Móvil acquiring SBCI's 12.8% interest in Telecom Americas. In and of itself, exercise of the option would not lead to América Móvil taking control of Telecom Americas given the governance arrangements of the latter.

AM purchases 14% minority interests in Comcel

In Colombia, América Móvil acquired minority interests equivalent to 14% of the capital of Comcel. Substantially all of those interests came from Empresa de Telecomunicaciones de Bogotá, S.A. Upon completion of the reorganization of Telecom Americas mentioned above, the company's interest in Comcel will rise to approximately 92%.

AM issues 1.75 bn MxP medium term notes; maintains top ratings

On January 31st, América Móvil placed in the Mexican capital markets 5 year, fixed-rate notes in the amount of 500 million Pesos and 4 year, floating-rate bonds in the amount of 1,250 million Pesos. These securities were issued under the new 5 billion Peso program registered by the company with the Mexican Banking and Securities Commission. In rating the securities, Moody's and Standard and Poor's both confirmed their previous ratings of América Móvil, which are the top ratings that may be granted for debt issues in Mexico.

Subscribers

AM finishes 2001 with 26.6 M subs, after 9.5 M net gains

In the fourth quarter of 2001, América Móvil's wireless subscriber base surpassed the 25 million mark, ending the year at 26.6 million subscribers. Net additions of 2.8 million subscribers in the fourth quarter brought the total in 2001 to 9.5 million net gains, an increase of 55.3% over the previous year.

2001 is record year for Telcel: 17 M subs and 6.5 M net gains

Telcel added 6.5 million subscribers in the year, having gained 2.0 million subscribers in the last quarter alone. Telcel's breakneck performance in 2001 followed those of the previous 2 years, in each of which the subscriber base doubled relative to the previous year's. Whereas in 2001 its subscriber base did not quite double, Telcel still managed to gain more customers than in the year 2000, when net gains totaled 5.2 million subscribers.

In relative terms, subscriber growth was similar in both Ecuador and Colombia: 89.8% and 83.0% respectively, resulting in annual net additions of 229 and 855 thousand clients in the year. Guatemala's Sercom also showed great dynamism, adding 159 thousand subscribers in the period. Tracfone, in the U.S., closed the year with 1.9 million subscribers, up from 1.1 million subscribers a year before, a 68.4% increase.

4.3 million Brazilian subscribers

In Brazil, Telecom Americas' operations ended the year with 4.3 million subscribers, a 25% increase (862 thousand net additions) over year-end 2000. Telet and Americel exhibited the best growth rates, but ATL generated the largest absolute net gains.

Adjusted by its equity participation, América Móvil's subscriber base increased from 20.3 to 22.8 million subscribers in the last quarter, an increase of 76% with respect to year-end 2000.

In addition to the wireless subscribers mentioned above, América Móvil ended 2001 with 715 thousand fixed lines in Guatemala, 68 thousand more than a year before.

Wireless Subscribers as of December 2001

Thousands

		Total (1)					Equity (3)				
Country	Company	4Q01	3Q01	Var.% (2)	4Q00	Var.% (2)	4Q01	3Q01	Var.% (2)	4Q00	Var.% (2)
1) Subsidiaries											
- Mexico	Telcel	16,965	14,976	13.3%	10,462	62.2%	16,965	14,976	13.3%	10,462	62.2%
- Guatemala	Sercom(4)	420	357	17.6%	261	61.0%	394	329	19.7%	219	79.7%
- Ecuador	Conecel	484	402	20.5%	255	89.8%	296	251	18.1%	156	89.8%
- U.S.A.	Tracfone	1,913	1,852	3.3%	1,136	68.4%	1,872	1,812	3.3%	1,106	69.1%
		19,782	17,587	12.5%	12,114	63.3%	19,528	17,368	12.4%	11,944	63.5%
2) Affiliates											
2.1) Telecom Americas											
- Brazil	ATL	1,917	1,831	4.7%	1,631	17.5%	1,300	1,242	4.7%	361	259.9%
- Brazil	Telet	783	680	15.2%	525	49.2%	271	235	15.2%	38	615.4%
- Brazil	Americel	600	524	14.7%	396	51.6%	206	180	14.7%	29	620.4%
- Brazil	Tess	1,032	1,005	2.7%	918	12.4%	470	457	2.7%	-	n.a.
- Colombia	Comcel	1,885	1,603	17.5%	1,030	83.0%	661	577	14.6%	322	105.3%
		6,217	5,643	10.2%	4,500	38.1%	2,908	2,691	8.0%	750	287.8%
2.2) Puerto Rico	CCPR	595	575	3.4%	510	16.6%	297	288	3.4%	255	16.6%
Total		26,594	23,805	11.7%	17,124	55.3%	22,733	20,347	11.7%	12,949	75.6%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest.

(2) Variations from 4Q01 with respect to the relevant quarters

(3) Includes total subscribers weighted by the economic interest held in each company

(4) Fixed line subscribers of Telgua stands at 715,088. If included in total subscribers, it adds up to 27,309 thousand customers.

Highlights
Relevant Events
América Móvil Consolidated
Wireless
México Telcel
Guatemala Telgua
USA TracFone
Ecuador Conecel
Brazil ATL Tess Telet Americel
Colombia Comcel
Broadband
Venezuela Génesis
Argentina Techtel
Other Businesses
Mexico Cablevisión
Speedy Móvil
USA CompUSA
ARBROS

América Móvil Consolidated Results

AMX revenues up 36% in 2001

América Móvil ended 2001 with fourth quarter revenues of 10.9 billion Pesos and annual revenues of 41.4 billion Pesos, 36% higher than the previous year's, as annual service revenues increased 40% year on year, to 37.7 billion Pesos. Fourth quarter revenues reflect the economic slowdown in the U.S. and certain disruption in traffic levels associated with the introduction in Mexico of 10 digit dialing in November.

EBITDA doubled from 2000

Over the year, costs and expenses grew at half the pace of revenues, resulting in EBITDA (before exceptional items) doubling from 6.1 to 12.5 billion Pesos, and in the EBITDA margin shooting up from 20% to 30%.

Net income, before exceptional items, came in at 1.7 billion Pesos in the fourth quarter and 2.3 billion Pesos in the year, having increased by 2.5 times relative to that registered in the year 2000. The 12 months net income figure is equivalent to 0.17 Pesos per share and 0.37 Dollars per ADR.

America Movil's Income Statement before Exceptional Items (in accordance with Mexican GAAP)
Millions of Constant Mex$ as of December 31, 2001

	4Q01	4Q00	Var.%	Jan-Dec 01	Jan-Dec 00	Var.%
Service Revenues	9,447	9,022	5%	37,745	27,044	40%
Equipment Revenues	1,482	1,053	41%	3,619	3,432	5%
Total Revenues	10,929	10,075	8%	41,364	30,476	36%
Cost of Service	2,566	3,421	-25%	10,086	9,295	9%
Cost of Equipment	2,126	2,417	-12%	7,656	6,567	17%
Selling, General & Administrative Expenses	2,684	3,144	-15%	11,131	8,543	30%
Total Costs and Expenses	7,376	8,981	-18%	28,873	24,405	18%
EBITDA	3,553	1,094	225%	12,491	6,071	106%
% of Total Revenues	33%	11%		30%	20%	
Depreciation & Amortization	1,082	838	29%	4,477	3,128	43%
EBIT	2,471	257	863%	8,014	2,943	172%
% of Total Revenues	23%	3%		19%	10%	
Comprehensive Financing Cost (Income)	-276	-934	70%	211	-2,119	110%
Other	1,362	1,316	3%	3,194	3,321	-4%
Net Income before Minority Interest and Equity in Results of affiliates	1,385	-125	1204%	4,609	1,741	165%
minus						
Equity in Results of affiliates	-202	546	-137%	2,532	1,045	142%
Minority Interest	-39	-49	21%	-204	-220	8%
Net Income	1,626	-622	361%	2,281	916	149%

Exceptional Items Effects on América Móvil's Results
Millions of Constant Mex$ as of December 31, 2001

	4Q01	4Q00	Var.%	Jan-Dec 01	Jan-Dec 00	Var.%
EBITDA						
Before Direct Impairments Charges	3,553	1,094	225%	12,491	6,071	106%
After Direct Impairments Charges	2,687	n.a.	n.a.	11,625	n.a.	n.a.
EBIT						
Before Direct Impairments Charges	2,471	257	863%	8,014	2,943	172%
After Direct Impairments Charges	1,605	n.a.	n.a.	7,148	n.a.	n.a.
Net Income						
Before Exceptional Items	1,626	-622	361%	2,281	916	149%
After Exceptional Items	-1,483	n.a.	n.a.	-828	n.a.	n.a.

Highlights
Relevant Events
América Móvil Consolidated
Wireless
México Telcel
Guatemala Telgua
USA TracFone
Ecuador Conecel
Brazil
ATL
Tess
Telet
Americel
Colombia Comcel
Broadband
Venezuela Génesis
Argentina Techtel
Other Businesses
Mexico Cablevisión
Speedy Móvil
USA CompUSA
ARBROS

América Móvil wrote off investments in non-core affiliates FirstMark, NAS, Arbros and Armillaire, giving rise to a one-time direct impairment charge of 866 million Pesos. This had the effect of reducing EBITDA to 11.6 billion Pesos when the effect of the discountinued operations is accounted for.

Direct and indirect impairment charges on non-core affiliates

In addition, Telecom Americas registered impairment charges in the amount of 1.2 billion Pesos associated with partial write-offs of its investments in Techtel, Canbras and Genesis in the context of the reorganization of Telecom Americas mentioned in the section of Relevant Events. This led América Móvil to register indirect impairment charges in the amount of 2.2 billion Pesos, of which 1.2 billion Pesos is related to Telecom Americas' write-offs.

All in all, exceptional items in the form of direct and indirect impairment charges added up to 3.1 billion Pesos and brought about a net loss after exceptional items of 828 million Pesos for the year.

End-2001 net debt of 9.3 bn MxP

As regards the net debt position of América Móvil, it increased by 2 billion Pesos in the quarter, closing the year at 9.3 billion Pesos. As of December, debt totaled 21.7 billion Pesos, up 4.1 billion Pesos from September, and the cash and securities position stood at 12.4 billion Pesos, having risen by 2.0 billion Pesos in the quarter.

The net debt position cited above compares with the net cash position of 16.9 billion Pesos registered at the end of the previous year. The variation is explained essentially by the equity investments made in Telecom Americas; the acquisition of a 41% stake in ATL; the repurchase of América Móvil shares; and capital contributions made to subsidiaries. Capital expenditures, which came in slightly under budget, totaled approximately 1.2 billion Pesos, and were financed for the most part by the companies' own cash flow.

BALANCE SHEET

América Móvil Consolidated

Millions of Constant Mex$ as of December 31, 2001

	Dec-01	Dec-00	Var.%		Dec-01	Dec-00	Var.%
Current Assets				*Current Liabilities*			
Cash & Securities	12,426	25,159	-50.6%	Short Term Debt*	6,516	7,036	-7.4%
Accounts Receivable	3,923	5,575	-29.6%	Accounts Payable	9,629	8,396	14.7%
Other Current Assets	2,882	504	n.a.	Other Current Liabilities	2,517	3,163	-20.4%
Inventories	3,406	3,746	-9.1%		18,662	18,595	0.4%
	22,637	34,985	-35.3%				
Long-Term Assets							
Plant & Equipment	41,759	34,605	20.7%				
Investments in Affiliates	24,456	13,409	82.4%	*Long-Term Liabilities*			
				Long Term Debt	15,173	1,236	n.a.
Deferred Assets				Other Long-Term Liabilities	3,753	3,868	-3.0%
Goodwill (Net)	4,519	7,409	-39.0%		18,926	5,104	270.8%
Licenses (Net)	2,474	2,520	-1.8%				
Deferred Assets	814	0	n.a.	Shareholder's Equity	59,073	69,229	-14.7%
Total Assets	96,661	92,928	4.0%	Total Liabilities and Equity	96,661	92,928	4.0%

* includes current portion of Long Term Debt

Highlights
Relevant Events
América Móvil Consolidated
Wireless
México Telcel
Guatemala Telgua
USA TracFone
Ecuador Conecel
Brazil ATL Tess Telet Americel
Colombia Comcel
Broadband
Venezuela Genesis
Argentina Techtel
Other Businesses
Mexico Cablevisión
Speedy Móvil
USA CompUSA
ARBROS

Telcel

Telcel's service revenues totaled 7.4 billion Pesos in the fourth quarter of 2001, up 19% from the same period a year before. The growth in Telcel's service revenues took place despite the nationwide implementation of 10-digit dialing. This Government-sponsored measure, which was introduced successfully by Telcel, disrupted traffic levels in November as clients went through the process of learning new dialing procedures. In particular, all the domestic long distance dialing codes were changed, as were the dialing protocols for cellular to cellular calls. As can be seen in the chart below, subscriber growth was not affected by the introduction of 10 digit dialing, but traffic levels clearly were.

Telcel Traffic and Subscribers


Millions of Subscribers
Millions of Minutes
22
20
18
16
14
12
10
8
6
4
1200
1100
1000
900
800
700
600
500
400
300
200
Jan-00
Feb-00
Mar-00
Apr-00
May-00
Jun-00
Jul-00
Aug-00
Sep-00
Oct-00
Nov-00
Dec-00
Jan-01
Feb-01
Mar-01
Apr-00
May-01
Jun-01
Jul-01
Ago-01
Sep-01
Oct-01
Nov-01
Dic-01
Telcel Subscribers
Traffic

Telcel's service revenues up 41% YoY

For 2001, accumulated service revenues (29.3 billion Pesos) were up 41% year-on-year, well in line with the 38% growth in total traffic and sustained subscriber growth. Though the downturn of the Mexican economy may have pressured MOUs downwards (particularly in the second half of the year), subscriber growth seems to have largely compensated that effect.

As regards equipment revenues, they more than doubled in the fourth quarter relative to the previous year's, as year-end holidays and special Christmas promotions boosted the sale of handsets.

INCOME STATEMENT *(in accordance with Local GAAP)*

Telcel

Millions of Constant Mex$ as of December 31, 2001

	4Q01	4Q00	Var.%	Jan-Dec 01	Jan-Dec 00	Var.%
Service Revenues	7,438	6,247	19%	29,345	20,860	41%
Equipment Revenues	1,289	607	112%	2,923	2,671	9%
Total Revenues	8,727	6,854	27%	32,268	23,531	37%
Cost of Service	1,699	1,769	-4%	7,213	5,165	40%
Cost of Equipment	1,759	1,487	18%	5,755	5,079	13%
Selling, General & Administrative Expenses	2,249	1,707	32%	7,828	6,249	25%
Total Costs & Expenses	5,707	4,963	15%	20,796	16,493	26%
EBITDA	3,019	1,891	60%	11,472	7,038	63%
%	34.6%	27.6%		35.6%	29.9%	
Depreciation & Amortization	600	424	41%	2,441	1,552	57%
EBIT	2,418	1,467	65%	9,031	5,486	65%
%	27.7%	21.4%		28.0%	23.3%	

Highlights
Relevant Events
América Móvil Consolidated
Wireless
México Telcel
Guatemala Telgua
USA TracFone
Ecuador Conecel
Brazil ATL Tess Telet Americel
Colombia Comcel
Broadband
Venezuela Génesis
Argentina Techtel
Other Businesses
Mexico Cablevisión
Speedy Móvil
USA CompUSA
ARBROS

Telcel's Operating Data

	4Q01	3Q01	Var*	4Q00	Var*
Licensed Pops (millions)	100	99	1.0%	97	2.9%
Subscribers (thousands)	16,965	14,976	13.3%	10,462	62.2%
Postpaid	1,160	1,100	5.4%	974	19.0%
Prepaid	15,806	13,876	13.9%	9,488	66.6%
MOU	67	72	-6.4%	80	-16.3%
Postpaid	290	278	4.1%	262	10.7%
Prepaid	47	55	-13.9%	60	-21.7%
ARPU (Mex$)**	156	181	-13.6%	207	-24.3%
Postpaid	927	914	1.4%	902	2.8%
Prepaid	97	121	-19.8%	130	-25.5%
Churn (%)	3.15%	2.83%		2.52%	
Headcount	7,644	7,437	2.8%	6,452	18.5%

** ARPU's excluding equipment revenues.

* Percentage change of 4Q01 relative to 3Q01 and 4Q00

Notes

1) ARPU US$ = 17, 19 and 22 for the 4Q01, 3Q01 and 4Q00, respectively.
2) Postpaid ARPU US$ = 101, 96 and 94 for the 4Q01, 3Q01 and 4Q00, respectively.
3) Prepaid ARPU US$ = 11, 12 and 16 for the 4Q01, 3Q01 and 4Q00, respectively.
4) Churn = quarterly.

11.5 bn MxP in EBITDA

Telcel's EBITDA came in at 3.0 billion Pesos in the quarter and 11.5 billion Pesos in the year, for annual increases of 60% and 63% respectively. The EBITDA margin showed marked improvements relative to the previous year, of 7 and 5.7 percentage points, respectively.

Digital traffic as proportion of total traffic remained at a stable upward trend during 2001, from 40.8% in December 2000 to 60.6% in December 2001. Productivity improved throughout 2001 as reflected by the ratio of subscribers per employee, which rose to 2,219 from 1,621 observed in the fourth quarter of the year 2000.

Telgua

442 MDls in 2001 revenues

With fourth quarter revenues of 114 million Dollars, Telgua ended 2001 with total revenues of 442 million Dollars, a 10% increase from the previous year.

Fourth quarter costs and expenses were down by 44% compared to the same quarter a year earlier, due essentially to lower handset and operating costs. For the year, costs and expenses came down by 20%.

INCOME STATEMENT *(in accordance with Local GAAP)*

Telgua

Millions of Constant US$ as of December 31, 2001

	4Q01	4Q00	Var.%	Jan-Dec 01	Jan-Dec 00	Var.%
Service Revenues	110	102	7%	427	387	10%
Equipment Revenues	4	5	-22%	15	14	8%
Total Revenues	114	108	6%	442	400	10%
Cost of Service	11	19	-41%	42	49	-13%
Cost of Equipment	8	13	-41%	35	48	-27%
Selling, General & Administrative Expenses	25	46	-46%	118	146	-19%
Total Costs & Expenses	44	78	-44%	195	243	-20%
EBITDA	70	30	133%	247	158	56%
%	61.6%	28.0%		55.9%	39.4%	
Depreciation & Amortization	33	25	34%	102	81	25%
EBIT	37	6	573%	145	76	90%
%	32.6%	5.1%		32.8%	19.0%	


Total Revenue by Subsidiary
2001
7%
6%
18%
69%
Telgua
Sercom
Telglob
Publitel
EBITDA by Subsidiary
2001
8%
6%
10%
76%

Excludes intercompany transactions within the Telgua group of companies

61.6% EBITDA margin

As revenues increased and costs and expenses fell, Telgua's 2001 EBITDA jumped to 247 million Dollars, a 56% increase from the year 2000. The EBITDA margin soared to 61.6% in the fourth quarter.

Sercom's relative importance within Telgua increases

Sercom, the wireless arm of Telgua, contributed with 18% of Telgua's 2001 consolidated revenues and 10% of its EBITDA. For the fourth quarter, its share of revenues was 20% and its share of EBITDA 12.7%.

Sercom's Operating Data

	4Q01	3Q01	Var *	4Q00	Var *
Licensed Pops (millions)	12	12	0.0%	11	3.1%
Subscribers (thousands)	420	357	17.6%	261	61.0%
Postpaid	49	60	-17.5%	82	-39.5%
Prepaid	371	297	24.7%	179	106.7%
MOU	218	218	0.0%	203	7.5%
Postpaid	316	248	27.7%	232	36.5%
Prepaid	202	207	-2.1%	186	8.7%
ARPU (US$)	16	16	0.8%	19	-11.8%
Postpaid	40	34	18.0%	31	27.4%
Prepaid	13	12	3.9%	10	24.4%
Churn (%)	2.1%	2.0%		0.6%	
Headcount	361	340	6.2%	325	11.1%
Market Share **	41.1%	41.0%		36.7%	

* Percentage change of 4Q01 relative to 3Q01 and 4Q00
** Estimated

Sercom's postpaid MOUs and ARPU's increased in the quarter on the back of new programs offered to postpaid customers which provided for more bonus airtime in exchange for somewhat higher monthly rents.

Sercom's traffic rose steadily through the year, very much in line with the growth of the subscriber base, of 61%. The number of prepaid subscribers more than doubled in the year.


Sercom's Traffic and Subscribers
(Millions of Minutes)
100
80
60
40
(Thousands)
450
400
350
300
250
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Traffic
Subscribers

Tracfone

Tracfone's subscriber base grew 68.4% in 2001, ending the year at 1.91 million clients, after net additions of 61 thousand clients in the fourth quarter and 777 thousand in the year.

455 MDIs in 2001 revenues

Revenues in the fourth quarter totaled 115 million Dollars, bringing the year's total to 455 million Dollars. The ratio of airtime cost to airtime revenues came down to 40.8% in 2001 from 45.1% the previous year which, combined with the expansion of revenues, resulted in gross profit for airtime resale to almost treble.

INCOME STATEMENT (in accordance with US GAAP)

TracFone

US$ millions

	4Q01	4Q00	Var.%	Jan-Dic 01	Jan-Dic 00	Var.%
Airtime Revenue	96	58	65%	387	145	167%
Phone Revenue	19	34	-45%	67	59	14%
Total Revenue	115	92	25%	455	204	123%
Airtime Cost	42	24	77%	158	65	144%
Phone Cost	33	74	-55%	166	117	42%
Gross Profit	40	-5	n.a.	131	23	481%
Gross Profit - Airtime	54	35	56%	230	80	186%
Selling, General & Administrative Expenses	38	41	-7%	183	101	81%
Acquisition Costs	13	33	-61%	75	84	-11%
EBITDA	-12	-80	85%	-127	-163	22%
%	-10%	-87%		-28%	-80%	
Depreciation & Amortization	5	2	131%	14	7	96%
EBIT	-17	-82	79%	-141	-170	17%
%	-15%	-90%		-31%	-83%	

EBITDA losses down to 12 MDIs in 4Q

In spite of a weaker business environment, efforts at lowering costs continued yielding results. Distributor commissions, advertising expenses and headcount were all reduced in the period. As a result, EBITDA losses for the quarter continued to decrease, from 23 million Dollars in the third quarter to 12 million Dollars in the fourth, equivalent to 10% of total revenues. This includes charges taken on account of the bankruptcy of KMart, which could cost the company as much as xx MDIs. Without these charges, EBITDA losses would have been limited to 8 MDIs.

Balancing growth and profitability bore results in 2001, as EBITDA losses consistently declined during 2001. Such losses were down 22%, from 163 million Dollars in 2000 to 127 million Dollars in 2001 as overall operation costs and expenses grew by only 58%, while revenues rose 123%.

TracFone's quarterly EBITDA


1Q01
2Q01
3Q01
4Q01
0
-10
-20
-30
-40
-50
-60
(US$ millions)
-55
-37
-23
-12

Highlights
Relevant Events
América Móvil Consolidated
Wireless
México Telcel
Guatemala Telgua
USA TracFone
Ecuador Conecel
Brazil
ATL
Tess
Telet
Americel
Colombia Comcel
Broadband
Venezuela Génesis
Argentina Techtel
Other Businesses
Mexico Cablevisión
Speedy Móvil
USA CompUSA
ARBROS

Tracfone's Operating Data

	4Q01	3Q01	Var*	4Q00	Var*
Licensed Pops (millions)	275	275	0.0%	275	0.0%
Subscribers (thousands)	1,913	1,852	3.3%	1,136	68.4%
MOU	40	42	-6.6%	56	-28.8%
ARPU (US$)	18	20	-8.4%	23	-20.9%
Churn (%)	7.9%	6.4%		9.1%	
Headcount	646	940	-31.3%	1,128	-42.7%

* Percentage change of 4Q01 relative to 3Q01 and 4Q00

Conecel

89.8% subscriber growth YoY

Conecel's subscriber growth was the highest on an annual basis (89.8%) of the companies in which América Móvil holds an economic interest. This allowed Conecel's subscriber base to reach 484 thousand, 20.5% higher than that of the previous quarter. Prepaid subscribers have accounted for approximately 85% of total subscribers throughout the year, and have doubled in number from a year before.

INCOME STATEMENT (in accordance with Local GAAP)

Conecel

Thousands of Constant US$ as of December 31, 2001

	4Q01	4Q00	Var.%	Jan-Dec 01	Jan-Dec 00	Var.%
Service Revenues	20,048	13,749	46%	67,614	63,948	6%
Equipment Revenues	2,916	1,606	81%	6,757	5,525	22%
Total Revenues	22,963	15,356	50%	74,371	69,473	7%
Cost of Service	1,596	696	129%	6,258	8,431	-26%
Cost of Equipment	3,981	2,102	89%	10,108	13,170	-23%
Selling, General & Administrative Expenses	10,954	11,613	-6%	36,289	57,179	-37%
Total Costs & Expenses	16,531	14,411	15%	52,654	78,780	-33%
EBITDA	6,432	945	581%	21,717	-9,306	333%
%	28.0%	6.2%		29.2%	-13.4%	
Depreciation & Amortization	5,589	5,832	-4%	22,690	27,878	-19%
EBIT	843	-4,887	117%	-973	-37,184	97%
%	3.7%	-31.8%		-1.3%	-53.5%	

4Q service revenues up 46% YoY

Quarter revenues reached 23 million Dollars, 50% higher than a year earlier, wheres total revenues for the year came in at 74 million Dollars. Higher handset sales for the quarter, linked to special holiday sales, brought about an 81% increase in equipment revenues from a year earlier.

2001 EBITDA margin of 29%

Costs and expenses in 2001 were slashed by a third compared to a year before, with SG&A expenses falling 37%. As a result, EBITDA shot up to almost 22 milllion Dollars (a 29.2% EBITDA margin) reversing the 9 million Dollar loss registered in 2000.

Net operating profits since 3Q

The company has generated a net operating profit since the third quarter of 2001, evidencing Conecel's marked financial turnaround from the financial figures observed in 2000.

Notwithstanding its fast subscriber growth, Conecel's blended ARPU remained practically unchanged.

Highlights
Relevant Events
América Móvil Consolidated
Wireless
Mexico Telcel
Guatemala Telgua
USA TracFone
Ecuador Conecel
Brazil ATL Tess Telet Americel
Colombia Comcel
Broadband
Venezuela Génesis
Argentina Techtel
Other Businesses
Mexico Cablevisión
Speedy Móvil
USA CompUSA
ARBROS

Conecel's Operating Data

	4Q01	3Q01	Var *	4Q00	Var *
Licensed Pops (millions)	13	13	0.0%	13	2.0%
Subscribers (thousands)	484	402	20.5%	255	89.8%
Postpaid	66	58	14.7%	48	37.9%
Prepaid	418	344	21.4%	207	101.9%
MOU	67	72	-6.6%	65	2.8%
Postpaid	211	213	-1.1%	182	15.6%
Prepaid	44	47	-5.7%	37	18.8%
ARPU (US$)	14	14	3.2%	14	1.1%
Postpaid	46	47	-1.9%	44	5.8%
Prepaid	9	8	12.6%	7	31.8%
Churn (%)	3.3%	3.9%		5.0%	
Headcount	878	884	-0.7%	885	-0.8%
Market Share **	58%	57%	1.4%	51%	

* Percentage change of 4Q01 relative to 3Q01 and 4Q00
** Estimated

Telecom Américas' Brazilian Wireless Operations

2001 revenues of 775 MDls

During the fourth quarter, revenues of the Brazilian Wireless companies totaled 497 million Reais (214 million Dollars), which represented an increase of 14% year on year. Total revenues for 2001 stood at 1,794 Million Reais (775 Million Dollars) an increase of 29% relative to the previous year, with service revenues increasing at a 46% rate.

EBITDA of 168 MDls; 21.2% margin

EBITDA came in at 105 million Reais in the quarter, bringing the year's total to 390 million Reais (168 million Dollars), or 21.7% of revenues. The marked improvement of the Brazilian operations can be seen in the fact that in the fourth quarter of 2000 these operations had generated an EBITDA loss of 40 million Reais; this means that the EBITDA position registered a swing of almost 150 million Reais in only twelve months.

Brazilian Wireless Operations (in accordance with Local GAAP)
Thousands of Constant R$ as of December 31, 2001

	4Q01	4Q00	Var.%	Jan-Dec 01	Jan-Dec 00	Var.%
Service Revenues	377,402	286,720	32%	1,453,961	994,861	46%
Equipment Revenues	119,176	148,177	-20%	339,891	391,967	-13%
Total Revenues	496,578	434,897	14%	1,793,852	1,386,828	29%
Cost of Service	29,541	27,490	7%	148,073	83,239	78%
Cost of Equipment	150,889	219,194	-31%	440,267	501,452	-12%
Selling, General & Administrative Expenses	210,751	227,916	-8%	815,801	793,213	3%
Total Costs & Expenses	391,181	474,600	-18%	1,404,141	1,377,904	2%
EBITDA	105,397	-39,703	365%	389,711	8,924	n.a.
%	21.2%	-9.1%		21.7%	0.6%	
Depreciation & Amortization	153,369	132,627	16%	576,990	488,168	18%
EBIT	-47,972	-172,330	72%	-187,279	-479,244	61%
%	-9.7%	-39.6%		-10.4%	-34.6%	
Comprehensive Financing (Income) Cost	-166,313	248,570	-167%	979,324	633,926	54%
Other	-39,221	188,705	-121%	16,721	223,723	-93%
Net Income	157,562	-609,605	126%	-1,183,324	-1,336,893	11%

Exchange Rates R$/US$ End of Period and Avg. 4Q01: $ 2.3149 and $ 2.5236, respectively. Avg. for 2001 equals $2.3565 R$/US$

Highlights
Relevant Events
América Móvil Consolidated
Wireless:
México Telcel
Guatemala Telgua
USA TracFone
Ecuador Conecel
Brazil
ATL
Tess
Telet
Americel
Colombia Comcel
Broadband
Venezuela Génesis
Argentina Techtel
Other Businesses
Mexico Cablevisión
Speedy Móvil
USA CompUSA
ARBROS

The above translated into a significantly smaller operating loss: from 172 million Reais in the fourth quarter of 2000, it came down to 48 million Reais in the same period of 2001.

Stronger Reais reflected in lower costs

The appreciation of the Reais versus the U.S. Dollar in the fourth quarter resulted in a net financing income of 166 million Reais, which more than offset the operating loss cited above resulting in net income of 158 million Reais for the quarter.

863,000 net additions in 2001

Telecom Americas' Brazilian subscribers increased by 292 thousand in the fourth quarter and 862 thousand in the year, representing a 25% annual growth rate. The fourth quarter was the strongest one in the year in terms of net subscriber gains.


Telecom Americas Brazil Net Adds
(Thousands)
350
300
250
200
150
100
50
-
142
207
220
293
1Q01
2Q01
3Q01
4Q01

Telecom Americas' Colombian Operations

Strong subscriber growth in 2001

During the fourth quarter of 2001, Comcel's subscriber base continued to grow at a rapid pace, adding 281 thousand new clients (17.5% increase) to end the year at 1.9 million subscribers, 855 thousand more than in December 2000. At the end of 2001, prepaid subscribers were almost twice as many as a year before, increasing their relative importance in the subscriber base to more than three-quarters of the total.

Total revenues in the quarter shot up to 216 billion Colombian Pesos on the back of strong traffic growth and equipment sales. The latter more than doubled the figure of the third quarter, as the activation of new subscribers picked up speed. During the fourth quarter, a higher number of new clients acquiring new handsets from the company (94% of the total net additions) were added compared to the previous quarter in which 51% of the 243 thousand net additions already owned a handset. Total revenues in 2001 reached 675 billion Colombian pesos (296 million dollars), of which almost 90% came from service revenues.

In spite of the increased revenues, EBITDA came down reflecting the impact on costs of higher handset sales (given subscriber acquisition costs). Thus, the EBITDA margin came down to 12.9% in the quarter, compared to 18.6% which was the average for the year. Total EBITDA for the year were 126 billion Colombian Pesos (55 million Dollars).

It is important to note that the figures presented below were prepared under US GAAP provisions. Among other things, this means that the subsidies associated with the sale of handsets are now registered upfront, and are no longer being amortized over two years as was the case; and that revenues are being booked not on the basis of the sale of prepaid cards but on the basis of their actual usage.

Highlights
Relevant Events
América Móvil Consolidated
Wireless
México Telcel
Guatemala Telgua
USA TracFone
Ecuador Conecel
Brazil
ATL
Tess
Telet
Americel
Colombia Comcel
Broadband
Venezuela Génesis
Argentina Techtel
Other Businesses
Mexico Cablevisión
Speedy Móvil
USA CompUSA
ARBROS

INCOME STATEMENT (in accordance with US GAAP)

Comcel

Millions of Constant COP$ as of December 31, 2001

	Jan-Dec 01	4Q01	3Q01	2Q01	1Q01
Service Revenues	590,776	175,742	144,995	123,068	146,971
Equipment Revenues	84,698	40,503	17,284	12,969	13,942
Total Revenues	675,474	216,245	162,279	136,037	160,913
Cost of Service	118,640	34,145	25,216	26,385	32,894
Cost of Equipment	200,934	86,570	37,534	34,681	42,149
Selling & Marketing Expenses	108,839	37,477	24,581	24,039	22,742
General & Administrative Expenses	121,428	30,230	31,792	26,506	32,900
Selling, General & Administrative Expenses	230,267	67,707	56,373	50,545	55,642
Total Costs & Expenses	549,841	188,422	119,123	111,611	130,685
EBITDA	125,633	27,823	43,156	24,426	30,228
%	18.6%	12.9%	26.6%	18.0%	18.8%
Depreciation & Amortization	193,843	54,575	42,667	51,143	45,458
EBIT	-68,210	-26,752	489	-26,717	-15,230
%	-10.1%	-12.4%	0.3%	-19.6%	-9.5%
Comprehensive Financing (Income) Cost	280,353	30,692	73,727	50,389	125,545
Other	-160,831	-21,096	16,481	-79,417	-76,799
Net Income	-187,732	-36,348	-89,719	2,311	-63,976
Exchange Rate COP$/US$ End of Period:		2,279.07	2,330.07	2,302.90	2,424.24

Comcel's Operating Data

	4Q01	3Q01	Var*	4Q00	Var*
Licensed Pops (millions)	35	34	0.4%	34	1.8%
Subscribers (thousands)	1,885	1,603	17.5%	1,030	83.0%
Postpaid	433	348	24.4%	290	49.6%
Prepaid	1,451	1,255	15.7%	740	96.1%
MOU	88	80	9.1%	115	-24.0%
Postpaid	318	301	5.6%	319	-0.2%
Prepaid	22	17	28.2%	30	-25.8%
Churn (%)	2.7%	1.8%		3.7%	
Headcount	1,203	1,198	0.4%	1,608	-25.2%
Market Share **	62.2%	57.4%		56.5%	

* Percentage change of 4Q01 relative to 3Q01 and 4Q00

** Estimated

Comcel's ARPU's

Colombian Pesos

	4Q01	3Q01	2Q01	1Q00
Blended	34,190	33,129	34,257	39,602
Postpaid	91,377	92,929	91,798	91,322
Prepaid	17,987	16,076	15,636	20,750

For further information please visit our website at:

http://www.americamovil.com

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América Móvil, S.A. de C.V. (the "Company") quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like "believe", "anticipate", "expect", "envisages", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.